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                          January 19, 2023

       John Quisel, J.D., Ph.D.
       Chief Executive Officer
       Disc Medicine, Inc.
       321 Arsenal Street, Suite 101
       Watertown, MA 02472

                                                        Re: Disc Medicine, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 18,
2023
                                                            File No. 333-269272

       Dear John Quisel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alicia Tschirhart, Esq.